SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated November 14, 2007 - "Ministry of Mines and Petroleum Confirms that Corriente's Mining Claims are in Good Standing"

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"

For Immediate Release	November 14, 2007
TSX: CTQ, AMEX: ETQ

MINISTRY OF MINES AND PETROLEUM CONFIRMS THAT
CORRIENTE'S MINING CLAIMS ARE IN GOOD STANDING

VANCOUVER, CANADA, November 14, 2007 – Recent radio and television interviews with Ecuador's President Rafael Correa have quoted the President stating that the Government will look to take back concessions that are not in the exploitation phase or have not had investments into exploration or development. Corriente wishes to announce that the Ecuadorian Ministry of Mines and Petroleum has confirmed that Corriente's mining concessions are in good standing and do not fall under the Presidents definition of non-productive concessions.

Corriente is underway with work on its Environmental Impact Assessment Amendment, as announced on October 29th, 2007, and is currently in constructive and constant conversations with the Ministry and communities towards the re-start of activities at the company's Mirador copper project. These dialogues are focused on environmental protection, sustainable development, as well as State and community participation.

To date, Corriente has invested more than $US 50 Million into the discovery and development of its copper projects in Ecuador, including investments in social programs, education, health care and technical training within communities in the project areas.

As part of its long term vision, Corriente is also working with Ecuadorian universities to stimulate research and development of projects and technologies that emphasize best practices in the development of mining to ensure environmental responsibility and long term economic sustainability that improves the quality of life for communities in the country. Corriente has signed agreements with the Escuela Politécnica Nacional and the Universidad de Guayaquil and is in the process of formalizing agreements with several additional institutions. Research and training currently underway are focused on degrees specializing in the area of hydro-electric and renewable energy. Corriente will also initiate research and development programs in the areas of bio-combustibles, bio-diversity preservation and creation, agriculture, environmental education and geo-tourism, among others.

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos. Additional exploration activities are ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"
Kenneth R. Shannon
CEO

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our web site at www.corriente.com.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: November 16, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer